Exhibit 99.1

RADA Announces its Plans to Dual-List its Ordinary Shares on the Tel Aviv Stock Exchange

The new listing will be in addition to its current Nasdaq listing

Netanya, Israel, January 11, 2021 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today that its Board of Directors has approved the submission of a listing application to have its ordinary shares dual-listed on the Tel Aviv Stock Exchange (“TASE”). Upon listing on the TASE the Company's ordinary shares will continue to trade as usual on NASDAQ and the Company will continue to comply with the reporting and disclosure requirements of the U.S. Securities and Exchanges Commission applicable to foreign private issuers.

Yossi Ben Shalom, Chairman of the Board of Directors of RADA, stated: "We look forward to our listing on the Tel Aviv Stock Exchange, which we believe will enable us to broaden our investor base and bring us an increased interest and investment from Israeli institutions. For Israeli investors, we believe that the TASE dual-listing will provide them with an attractive investment and growth opportunity in RADA.”

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including active military protection, counter-UAS, critical infrastructure protection and border surveillance.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-765-386-200 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, the impact of COVID-19 on our company and our industry, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.